HUTCHMED (China) Limited

48th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

August 24, 2023

VIA EDGAR

Ms. Jennifer Thompson

Mr. Chris Dunham

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: HUTCHMED (China) Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed February 28, 2023

File No. 001-37710

Dear Ms. Thompson and Mr. Dunham:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 10, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Annual Report.

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 220

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Submission under paragraph (a) of Item 16I

With respect to the submission made under paragraph (a) of Item 16I, the Company respectfully submits that it relied on a review of its register of members and public filings by its shareholders (including Schedule 13G and Schedule 13G/A required to be filed by beneficial owners (individually or as a group) of more than 5% of a covered class of equity securities). Specifically, based on the review of such documents, Hutchison Healthcare Holdings Limited was the only major shareholder as of February 15, 2023 as disclosed in the 2022 Annual Report. Hutchison Healthcare Holdings Limited owned approximately 38.5% of the Company’s ordinary shares as of February 15, 2023 and is an indirect wholly-owned subsidiary of CK Hutchison Holdings Limited, a company incorporated in the Cayman Islands and listed on The Stock Exchange of Hong Kong Limited ("SEHK”).

The Company believes the review of its register of members and the public filings formed a reasonable basis for the Company to reach the conclusion that it is not controlled by a foreign governmental entity, and it did not rely on additional materials, including any legal opinions or third-party certifications such as affidavits, as the basis for its conclusion under paragraph (a) of Item 16I in the 2022 Annual Report.

Disclosure under paragraph (b)(2) of Item 16I

With respect to the percentage of shares of the Company owned by governmental entities, the Company respectfully submits that it relied on a review of its register of members and public filings by its shareholders. Based on a review of its register of members in relation to the 2022 Annual Report preparation and to the Company’s knowledge, none of the shareholders on record was a governmental entity in the jurisdiction in which the Company is incorporated as disclosed in the 2022 Annual Report. As it would present undue hardship for the Company to verify the background of each holder of its American depositary shares (“ADS”) or ordinary shares that do not appear on its register of members due to (a) the large number of such holders, (b) the fluidity of their beneficiary ownership and (c) the fact that the Company’s equity securities are publicly traded on Nasdaq, AIM (a specialized unit of the London Stock Exchange) and SEHK, the Company relied on public filings made by the Company’s shareholders with the SEC (i.e. Schedule 13G and Schedule 13G/A), AIM and SEHK. Based on such public filings, none of the Company’s shareholders are governmental entities. Although such public filings may only reveal the identity of beneficial owners that currently or historically held 5% or more of the Company’s shares or insiders of the Company, no other facts came to the Company’s attention indicates that any specific holders of ADS or ordinary shares of the Company is a governmental entity in the jurisdiction in which the Company is incorporated.

With respect to the percentage of shares of each of the Company’s consolidated foreign operating entities, the Company respectfully submits that it relied on a review of the register of members of each such consolidated foreign operating entities and consolidated intermediary holdings companies. Other than the consolidated foreign operating entities that (a) the Company owned through HUTCHMED Holdings Limited, (b) Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited and (c) Hutchison Hain Organic (Hong Kong) Limited, each of such consolidated foreign operating entities is directly wholly-owned by its respective shareholder, which is also a consolidated foreign entity and directly or indirectly wholly-owned by the Company. For consolidated foreign operating entities that the Company owned through HUTCHMED Holdings Limited, the Company indirectly owns close to 100% of the equity interest in HUTCHMED Holdings Limited with the rest owned by employees as well as former employees of HUTCHMED Limited. For Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited, HUTCHMED Holdings Limited indirectly owns 51.0% of its equity interest with the rest owned by Sinopharm Group Co. Limited, a company listed on SEHK. For Hutchison Hain Organic (Hong Kong) Limited, it is wholly-owned by Hutchison Hain Organic Holdings Limited, of which the Company indirectly owns 50% of the equity interest with the rest owned by Hain Celestial Group, Inc., a company listed on Nasdaq.

The Company respectfully submits that it believes the above formed a reasonable basis for it to reach the conclusion that, to its best knowledge, none of the shares of the Company or its consolidated foreign operating entities are owned by governmental entities in the relevant jurisdictions. The Company did not rely on additional materials, including any legal opinions or third-party certifications such as affidavits, as the basis for its conclusion under paragraph (b)(2) of Item 16I in the 2022 Annual Report.

Disclosure under paragraph (b)(3) of Item 16I

Based on the documents reviewed and reasons as explained above, the Company reached the conclusion that governmental entities in the applicable foreign jurisdiction with respect to the Company’s registered public accounting firm do not have a controlling financial interest in the Company or any of its consolidated foreign operating entities. The Company did not rely on additional materials, including any legal opinions or third-party certifications such as affidavits, as the basis for its conclusion under paragraph (b)(3) of Item 16I in the 2022 Annual Report.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that to determine whether any director of (a) HUTCHMED (China) Limited or (b) each of its consolidated foreign operating entities (each a “Director”, collectively “Directors”) is an official of the Chinese Communist Party, it has inquired each of the Directors of HUTCHMED (China) Limited through questionnaires filled in connection with its 2022 Annual Report preparation, and obtained oral or written confirmations as appropriate from relevant personnel of the Company and its consolidated foreign operating entities who are familiar with the matter. Based on such scope of review, the determination was made that none of the Directors was an official of the Chinese Communist Party. The Company did not rely on third party certifications such as affidavits as the basis for its disclosure.

3.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company supplementally confirms, without qualification, the effective memorandum and articles of association of HUTCHMED (China) Limited and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities do not contain wording derived from the charter of the Chinese Communist Party.

If you have any additional questions or comments regarding the 2022 Annual Report or the Company’s other filings, please contact the undersigned at weiguos@hutch-med.com.

Sincerely yours,

HUTCHMED (China) Limited

Date: August 24, 2023

	By:	/s/ Weiguo Su
		Name:	Weiguo Su
		Title:	Chief Executive Officer